

October 23, 2013

Dr. James Chen
Chief Financial Officer
Origin Agritech Limited
No. 21 Sheng Ming Yuan Road
Changping District
Beijing 102206
China

  Re: Origin Agritech Limited
    Form 20-F for the year ended September 30, 2012
    Filed January 10, 2013
    File No. 000-51576

Dear Dr. Chen:

  We have reviewed your response dated October 11, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements

Note 10. Equity Method Investments, page F-26

1. It is unclear why you have excluded the loss on repurchase of convertible notes from the 2009 "Income (loss) before tax" in the calculation of your five-year average income used to determine if such average income should be substituted into the denominator of your significance calculation. Specifically, while Rule 1-02(w)(3) of Regulation S-X does exclude income taxes, extraordinary items and cumulative effect of a change in accounting principle from income from operations to be used in the calculation, loss on repurchase of convertible debt is not considered an extraordinary item. Please recalculate your five-year average income, and reconsider the need to include separate financial statements of Liyu pursuant to Rule 3-09 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief